

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 26, 2009

Phillip D. Greer
Chief Executive Officer
Electronic Kourseware International, Inc.
P.O. Box 1657
Kyle, Texas 78640

   RE: **Electronic Kourseware International, Inc.**
      Form 10-12g/A
      Filed March 23, 2009
      File No. 000-53242

Dear Mr. Greer:

   We have completed our review of your Form 10 and have no further comments at this time.

          Sincerely,

          Larry Spirgel
          Assistant Director